SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date August 28, 2006______________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  First Quarter Financial Statements as at June 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: August 28, 2006

BiO

BIOTECH HOLDINGS LTD.

FIRST QUARTER REPORT

JUNE 30, 2006

Head Office:

Suite 160 - 3751 Shell Road

Richmond, British Columbia

Canada V6X 2W2

Telephone: (604) 295-1119

Facsimile: (604) 295-1110

Toll Free: 1-888-216-1111

Website: www.biotechltd.com

E-mail: biotech@direct.ca

Shares Listed

TSX Venture: BIO.V

NASD OTC-BB: BIOHF

Frankfurt Stock Exchange: 925970.F

Biotech Holdings Ltd.

Notice to Shareholders

For the Three Months June 30, 2006

Responsibility for Financial Statements

The accompanying financial statements for Biotech Holdings Ltd. have been prepared by management in accordance with Canadian generally accepted accounting principles. The most significant accounting principles are set out in the March 31, 2006 audited financial statements. Only changes in accounting information have been disclosed in these financial statements. Estimates and approximations have been made using careful judgement. Recognizing that the Company is responsible for both the integrity and objectivity of the financial statements, management is satisfied that these financial statements have been presented fairly.

Auditor Involvement

The auditor of Biotech Holdings Ltd. has not performed a review of the unaudited financial statements for the three months ended June 30, 2006 and June 30, 2005.

Discussion of Operations and Financial Condition

These consolidated financial statements have been prepared in accordance with the Canadian Institute of Chartered Accountants (CICA) Standards for interim financial statements and with Canadian generally accepted accounting principles applicable to a going concern. Accordingly, these financial statements reflect the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications on the basis that the going concern assumption is appropriate. If this assumption were not appropriate, adjustments could be material. Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements dated March 31, 2006.

Operating Results

Revenues from the sale of Sucanon in the 3 months ended June 30, 2006 were $48,621 which resulted in a Gross Profit of $24,724. The revenues in the same 3 month period ended June 30, 2005 were $123,411 and the Gross Profit was $80,785. While revenues increased over the $28,235 revenues in the quarter ended March 31, 2006, management is disappointed with the $74,790 (60.6%) decline in revenues in comparison with the prior year. The following factors contributed to the decline:

    Because the Company had had future performance obligations to meet prior to recognizing initial sales, revenues in the prior year included $50,278 in shipments made in the period from December 2004 to March 31, 2005;

    Revenues in the quarter ended June 30, 2005 included initial orders from retailers which are larger than repeat orders;

    The Company severely constrained its advertising during the quarter as it had a lack of capital partially caused by its not trading on the Company^s exchange in Canada. This factor severely impacted sales.

Operating expenses totaled $381,313 representing a $62,899 (14.1%) decrease from the $444,212 expenses incurred in the 3 months ended June 30, 2005.

Operating expenditures include $34,710 (2005 - $Nil) in product marketing costs. In the first 3 quarters of the fiscal year ended March 31, 2005, these expenditures were included in amounts receivable because they were considered to be advances to the marketing company for advertising and were wholly repayable once sales levels reached a certain contracted level. During the year-end audit, management and the audit committee met to review developments with regard to these amounts. This review led to a determination to expense a significant portion ($571,985) of these advances in the quarter ended March 31, 2006.

The loss for the quarter ended June 30, 2006 was $356,590 (2005: $367,368) and the loss per common share was $0.01 for both periods.

Financial Highlights

The net loss for the quarter was $356,590 (2005: $367,368). After adding back items not involving cash (including amortization, stock-based compensation), non-cash operating working capital items used $39,728 (2005: $361,877). In 2005 Advances to the Mexican Marketing company increased by $232,319. These advances were charged against income as Product marketing costs in the fourth quarter ended March 31, 2006.

As a result of the above, operating activities used $228,202 (2005: $498,214) in cash during the three-months ended June 30, 2006.

Financing activities provided $244,424 (2005: $588,660) in cash flow. During the quarter amounts due to related parties increased $244,424 (200: $12,136). In 2005 the Company received $576,524 (net of Private Placement Finder^s Fee) through the issuance of Common Shares. There was no change in Share Capital in 2006.

Discussion of Operations and Financial Condition (continued)

In November 2005, the Company agreed to a private placement with a related party. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at June 30, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. The shares are expected to be issued upon the resumption of trading of the Company^s shares on the TSX Venture Exchange.

Investing activities provided $Nil (2005: $46,731) in cash.

As a result cash increased $16,222 (2005: $137,177) in the three-month period. As at June 30, 2006, the working capital deficiency was $2,272,060 (June 30, 2005: $1,353,205).

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

Biotech Holdings Ltd.

Consolidated Balance Sheet

as at	June 30	Mar 31,
	2006	2006
	(unaudited)	(audited)
ASSETS
Current Assets
Cash	$ 84,501	$ 68,279
Accounts receivable - net	70,917	52,214
Advances - net	75,000	75,000
Inventory	42,784	49,647
	273,202	245,140
Property & Equipment
Continuing operations	124,913	128,492
Held for resale	1	1

Technology Interests	297,535	421,937

	$ 695,651	$ 795,570

LIABILITIES & SHAREHOLDERS^ (DEFICIENCY)
LIABILITIES
Current
Accounts payable and
accrued liabilities	$ 1,348,738	$ 1,376,626
Due to related parties - secured	874,603	642,626
- unsecured	321,921	309,474
	2,545,262	2,328,726
Note payable	224,343	224,343
	2,769,605	2,553,069

SHAREHOLDERS^ (DEFICIENCY)
Share Capital
Common shares	25,733,318	25,733,318
Convertible Preferred Shares	1,380,691	1,380,691
Contributed Surplus	764,070	723,935
Deficit	(29,952,033)	(29,595,443)
	(2,073,954)	(1,757,499)
	$ 695,651	$ 795,570

Interim financial statements do not include all the disclosure requirements for annual financial statements and, accordingly, should be read in conjunction with the Company^s audited financial statements for the year ended March 31, 2006.

Biotech Holdings Ltd.

Consolidated Statements of Operations and Deficit
	3 Months to	3 Months to
	June 30	June 30
	2006	2005*
	(unaudited)	(unaudited)

Sales	$ 48,621	$ 123,411
Cost of Sales	23,897	40,626
Gross Profit	24,724	80,785

Operating Expenses
Amortization	127,981	152,480
General, administrative
and selling	126,112	155,574
Stock-based compensation	40,135	74,610
Product marketing costs	34,710	-
Interest - current debt and other	16,670	13,989
Office rent, utilities and maintenance	15,084	14,011
Professional fees	14,767	27,058
Foreign exchange	5,854	6,490
	381,313	444,212

Loss before undernoted items:	(356,590)	(363,427)

Non-controlling interest share of profit	-	(17,165)
Profit (Loss) from
sale of equipment	-	13,224

Loss for the Period	(356,590)	(367,368)

Deficit, beginning of period	(29,595,443)	(27,658,798)

Deficit, end of period	(29,952,033)	(28,026,166)
Basic and Fully Diluted Loss per
Common Share
From continuing operations	(0.01)	(0.01)
From discontinued operations	0.00	0.00

* The quarterly financial statement of June 30, 2005 has been restated to reflect the year-end reclassification of private placement finder^s fee as a reduction of contributed surplus.

Biotech Holdings Ltd.

Consolidated Statements of Cash Flow

	3 Months to	3 Months to
	June 30	June 30
	2006	2005*
	(unaudited)	(unaudited)
Operating Activities:
Loss for the period	$ (356,590)	$ (367,368)

Add (Deduct):
Amortization	127,981	152,480
Stock-based compensation	40,135	74,610
Non-controlling interest in profit	-	17,165
Gain from sale of equipment	-	(13,224)

	(188,474)	(136,337)
Add (Deduct) changes in:
Accounts Receivable	(18,703)	(114,888)
Advances	-	(232,319)
Inventory	6,863	15,002
Deposits	-	(3,450)
Accounts Payable	(27,888)	(26,222)
	(228,202)	(498,214)

Financing Activities:
Due to related parties	244,424	12,136
Issuance of Common Shares	-	638,431
Private placement finder^s fee	-	(61,907)
	244,424	588,660

Investing Activities:
Proceeds from sale of equipment	-	46,731
	-	46,731

Increase (Decrease) in Cash	16,222	137,177

Cash, beginning of period	68,279	440,604

Cash, end of period	$ 84,501	$ 577,781

* The quarterly financial statement of June 30, 2005 has been restated to reflect the year-end reclassification of private placement finder^s fee as a reduction of contributed surplus.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements

June 30, 2006

  Nature of business and ability to continue operations

The Company^s business focus remains the development and distribution of the Company^s Type II Diabetes drug, particularly in Mexico and Latin America.

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with generally accepted accounting principles in Canada, on a going-concern basis, which contemplates the realization of assets and the liquidation of liabilities in the ordinary course of business. They do not include any adjustments to the recoverability and classification of recorded asset amounts and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company has incurred recurring operating losses and has an accumulated deficit of $29,952,033 and a Shareholders^ Deficiency of $2,073,954 at June 30, 2006. These factors, among others, raise substantial doubt about the Company^s ability to be able to continue as a going concern. The future of the Company and the realization of its asset values will depend upon the Company^s ability to obtain adequate financing and continuing support from shareholders and creditors including refinancing and to attain profitable operations.

Management plans to raise debt and equity capital on a private placement basis to finance the operating and capital requirements of the Company. It is management^s intention to continue using debt and equity to finance planned capital expansion and initial market development in Latin America and other markets and operations until such time as the Company^s operations are self-sustaining.

While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate sufficient funds for operations.

2. Basis of presentation and summary of significant accounting policies

The Summary of Significant Accounting Policies found in the audited financial statements dated March 31, 2006 should be read in conjunction with these interim financial statements. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. The most significant accounting policies are as follows:

Revenue Recognition

The Company^s principal revenue is derived from its Type II diabetes drug (Sucanon) currently sold in Mexico. The Company has entered into agreements with two non-related companies in Mexico. The first company manufactures and packages the tablets from a pre-mix of active ingredients manufactured by the Company in Canada. The second company markets the drug.

Revenue from product sales is recognized upon the delivery of the product to a retailer or final consumer when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured and the Company has no future performance obligations under any licensing agreement or other significant post-delivery obligations.

Technology Interests

Technology interests are stated at amortized cost less any impairment losses recognized in accordance with the policy for impairment of long-lived assets as set out below. The Company evaluates the recoverability of these interests when facts and circumstances suggest the asset could be impaired. Amortization of technology interests is being recorded on a straight-line basis over the shorter of the estimated useful lives or ten years.

Inventory

Inventory is valued at the lower of cost and market. The market value is determined based on the net realizable value of finished goods and the replacement cost for raw materials. Cost is determined on a first-in, first-out basis.

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

June 30, 2006

  Share Capital

  Authorized

  The Company is authorized to issue an unlimited number of Series Convertible Preferred shares and Common shares without par value. The preferred shares are voting and are convertible into Common shares on a 1:1 basis. They have a cumulative cash dividend of 8% of the original amount contributed plus accrued interest.
Issued and outstanding	Price per	Number of	$	Number of	$
	Share	Common	Common	Preferred	Preferred
	$	Shares	Shares	Shares	Shares

Balance March 31, 2005		90,134,310	25,089,637	13,806,907	1,380,691
Issued in period:
Common Shares issued for:
Cash
by private placement	0.307	2,020,202	621,181
by stock options	0.230	75,000	17,250
Options exercised for which stock-based
Compensation has been recorded			5,250
Balance June 30, 2005 to March 31,
2006 and June 30, 2006		92,229,512	25,733,318	13,806,907	1,380,691

  Securities issued in the period:

  Private Placement and Warrants Granted and exercised in the period

  No private placements or warrants were either granted or exercised during the quarter ended June 30, 2006.

  In November 2005, the Company agreed to a private placement with a related party. The private placement, for the purchase of 984,666 common share units, was subject to the approval of the TSX Venture Exchange. Each unit included a common share and a warrant to purchase an additional common share at $0.16 per share until November 7, 2007. In January 2006 the TSX Venture Exchange approved this private placement but as at June 30, 2006 the shares had not been issued and the amount received ($118,160) has been included in amounts due to related parties. The shares are expected to be issued upon the resumption of trading of the Company^s shares on the TSX Venture Exchange.

  Outstanding Warrants to Purchase Common Shares as of June 30, 2006

Expiry Date	Exercise Price	Total Outstanding	Directors & Officers	Other

December 16, 2006	$0.550	1,528,480	480,000	1,048,480
October 6, 2006	$0.400 ($0.33 USD)	2,020,202	2,020,202	0

TOTAL		3,548,682	2,500,202	1,048,480

  Outstanding Warrants to Purchase Preferred Shares

  No preferred share warrants were outstanding on June 30, 2006.

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  June 30, 2006

  3. Share Capital (continued)

  Stock Options Exercised in the Period

  No stock options were exercised during the quarter ended June 30, 2006.

  Stock Options Granted in the Period

  In June 2006, the Board of Directors replaced 896,000 stock options exercisable at $0.25 per share which expired on January 2, 2006, with new stock options exercisable at $0.16 per share. The replacement options vest on October 22, 2006 and expire on June 22, 2008. A total of 560,000 of these options were granted to Directors and Officers of the Company and the remaining 336,000 were granted to Consultants to the Company.

  The Board of Directors also replaced 545,000 stock options exercisable at $0.55 per share which expired or were cancelled by March 24, 2006 with new stock options exercisable at $0.10 per share. These replacement options will vest October 22, 2006 and expire on June 22, 2008. A total of 470,000 of these options were granted to directors and officers and 75,000 were granted to consultants to the company.

  On June 26, 2006, 300,000 share options exercisable at $0.10 per share, vesting October 26, 2006 and expiring June 25, 2008 were granted to a new Director of the Company.

  The stock options described above comply with the Stock Option Plan approved by the shareholders on September 30, 2005 and are subject to the approval of the TSX Venture Exchange.

  Outstanding Stock Options as at June 30, 2006:

  Total Employees

  Exercise Price and expiry date Number Directors & Consultants

  Officers

  $0.54 Aug 11, 2006 75,000 75,000 0

  $0.66 Aug 26, 2006 150,000 0 150,000

  $0.55 Mar 24, 2007 700,000 600,000 100,000

  $0.55 Mar 24, 2008 1,190,000 1,060,000 130,000

  $0.135 Feb 22, 2008 300,000 300,000 0

  $0.16 Jun 22, 2008 896,000 560,000 336,000

  $0.10 Jun 22, 2008 545,000 470,000 75,000

  $0.10 Jun 25, 2008 300,000 300,000 0

  Outstanding as at June 30, 2006 4,156,000 3,365,000 791,000

  A breakdown of outstanding options as at June 30, 2006 to Directors and Officers was as follows:
Grant Date		24-Nov-04	24-Nov-04	22-Feb-06	23-Jun-06	23-Jun-06	26-Jun-06
Exercise Date		24-Apr-06	24-Apr-07	22-Jun-06	22-Oct-06	22-Oct-06	26-Oct-06
Expiry Date		24-Mar-07	24-Mar-08	22-Feb-08	22-Jun-08	22-Jun-08	25-Jun-08
Option Price		$0.55	$0.55	$0.135	$0.16	$0.10	$0.10	Total

Cheryl Rieveley	Director	90,000	120,000	0	90,000	70,000	0	370,000
Gale Belding	Director	90,000	120,000	0	0	70,000	0	280,000
Johan de Rooy	Director	70,000	100,000	0	90,000	50,000	0	310,000
Robert Rieveley	Director & C.E.O.	200,000	500,000	0	190,000	150,000	0	1,040,000
Art Cowie	Director	0	0	300,000	0	50,000	0	350,000
Ross Wilmot	Director	0	0	0	0	0	300,000	300,000
Lorne Brown	C.F.O.	50,000	60,000	0	190,000	40,000	0	340,000

TOTAL		500,000	900,000	300,000	560,000	430,000	300,000	2,990,000

  Biotech Holdings Ltd.

  Notes to the Consolidated Interim Financial Statements (Continued)

  June 30, 2006

  Stock based compensation

Using the fair value method to value stock options, $40,135 was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company^s share price of 100% and a weighted average risk free rate of 6.3%

5. Related party transactions

Due to Related Parties
		Jun. 30, 2006	Mar 31, 2006
a)	Unsecured

(i) Notes payable to RCAR Investment Ltd., a company controlled by the Company^s president, are unsecured, payable on demand and bear interest at 8% per annum compounded annually. During the period ended June 30, 2006, $5,526 in interest was accrued.

		$ 281,821	$ 276,295
	(ii) Amounts payable to a Director are unsecured, payable on demand and bear no interest.	31,375	20,422

	(iii) Amounts payable to companies controlled by a Director are unsecured, payable on demand and bear no interest.	8,725	12,757
		321,921	309,474

b) Secured
Notes payable bearing interest at the rate of 8% per annum compounded annually and due on demand. Collateralized by a general security agreement providing a charge over the assets of the Company.

During the 3 months ended June 30, 2006, the notes
were increased by advances of $220,853

During the period, interest expense of $11,144 was accrued.	756,443	524,446

Amounts advanced by a company controlled by a Director secured by a general security agreement, non-interest bearing and payable on demand.	118,160	118,160
	874,603	642,626
Total	$ 1,196,524	$ 952,100

Amounts paid to related parties were based on exchange amounts which represented the amounts agreed upon by the related parties. No cash compensation is paid to directors in their capacity as directors. Amounts paid or payable to related parties include:

Management fees paid and
accrued to an officer $ 36,000

Salaries & Benefits $ 44,411

Interest accrued on Notes Payable
to related parties $ 16,670

Services provided by Companies
controlled by Directors $ 25,090

Biotech Holdings Ltd.

Notes to the Consolidated Interim Financial Statements (Continued)

June 30, 2006

6. General Administrative and Selling Expenses:

A more detailed breakdown of this operating expense category is as follows:

Quarter Ended

June 30, 2006

Salaries and Benefits $ 44,411

Management Fees 33,645

Investor Relations 16,121

Office Expenses - Mexico 16,623

Communication, Travel and

Promotion 8,152

Head Office Expenses 5,244

Stock Exchange and Transfer

Agent Fees 1,916

Total $ 126,112